UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., February 19, 2019

AVIANCA HOLDINGS MATERIAL INFORMATION

Avianca Holdings S.A. (the “Company”) announces the reduction of the services offered by its local subsidiary Avianca Perú S.A. (“Avianca Perú”) within Peru’s domestic aviation market, directing its focus on international connectivity via Lima’s Jorge Chávez International Airport. These network changes further advance the Company’s strategy which emphasizes route and network profitability by reducing underperforming flights and ensuring Avianca’s network is optimized; redeploying freed capacity to meet customer demand within Avianca’s key markets. Avianca’s ongoing network changes are aligned to achieve the airline’s commitment to strengthen its balance sheet and deliver long-term value to its shareholders.

Starting March 31, 2019, Avianca Perú will eliminate its underperforming local Trujillo, Juliaca and Puerto Maldonado routes, enhancing connectivity by capitalizing on the airline’s strongest routes while maintaining its 35 weekly departures between Lima’s Jorge Chávez International Airport and the Alejandro Velasco Astete International Airport in Cusco. Customers in affected cities will still be able to access Avianca service at other regional airports or will be able to utilize service with Avianca Perú’s partner airlines. Avianca will maintain its international flights departing from Lima, Peru to 22 direct destinations and more than 100 connection to Europe, North, Central and South America. Daily flights between Cusco and Bogotá will also remain unaffected.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) is comprised of the following airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Avianca Perú S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel